Exhibit 99.2

BCM RESOURCES CORPORATION

Notice of Annual and Special Meeting

February 23, 2009

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of BCM Resources Corporation (the “Company”), will be held at 550 – 1040 West Georgia St., Vancouver, British Columbia, V6E 4H1 on the 23rd day of February, 2009, at 10:00 in the forenoon Vancouver time, for the following purposes:

1.

to receive the directors’ Annual Report and the financial statements of the Company as at August 31, 2008, and the auditor’s report thereon;

2.

to set the number of directors at four;

3.

to elect directors for the ensuing year;

4.

to consider and, if thought fit, to approve by ordinary resolution a stock option plan as described in the Information Circular;

5.

to ratify, confirm and approve all acts, deeds and things done by the proceedings of the directors of the Company on its behalf since the last Annual General Meeting;

6.

to appoint DeVisser Gr~~a~~y, Chartered Accountants, as auditor for the Company and to authorize the Directors to fix their remuneration; and

7.

to transact such other business as may properly be brought before the Meeting and any and all   adjournments thereof.

The accompanying Information Circular provides additional information relating the matters to be dealt with at the Meeting and is deemed to form part of the notice. A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of Proxy accompanying this Notice.

DATED at Vancouver, British Columbia, this 20th day of January, 2009.

ON BEHALF OF THE BOARD

“Dale McClanaghan”

Dale McClanaghan,

President and CEO

BCM RESOURCES CORPORATION

Suite 550 – 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1

Annual General Meeting

INFORMATION CIRCULAR AND PROXY STATEMENT

(This information is given as of January 20, 2009)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation by the management of BCM RESOURCES CORPORATION (the “Company”) in connection with an Annual General Meeting (the “Meeting”) of the shareholders to be held on February 23rd, 2009.  The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principal authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  Advance notice of the Meeting was filed on SEDAR on January 9, 2009

VOTING OF PROXIES

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY, TO EXERCISE THIS RIGHT THE SHAREHOLDER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES, OR MAY SUBMIT ANOTHER PROXY.

THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED ON ANY POLL (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOUR OF THE MATTERS DESCRIBED IN THIS PROXY.

IF YOUR COMMON SHARES ARE HELD IN PHYSICAL FORM (I.E. PAPER FORM) AND ARE REGISTERED IN YOUR NAME, THEN YOU ARE A REGISTERED SHAREHOLDER. HOWEVER, IF, LIKE MOST SHAREHOLDERS, YOU KEEP YOUR COMMON SHARES IN A BROKERAGE ACCOUNT, THEN YOU ARE A BENEFICIAL SHAREHOLDER. THE MANNER FOR VOTING IS DIFFERENT FOR REGISTERED AND BENEFICIAL SHAREHOLDERS. THE INSTRUCTIONS BELOW SHOULD BE READ CAREFULLY BY ALL SHAREHOLDERS.

VOTING BY PROXYHOLDERS

The persons named as Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)

any amendment to or variation of any matter identified therein; and

(c)

any other matter that properly comes before the Meeting.

In respect of the matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

REGISTERED SHAREHOLDER

Registered shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Corporation’s transfer agent, Computershare Investor Services by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or hand delivery at 2nd floor 510 Burrard Street, Vancouver, BC V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number at 1-888-835-8683 and following the instructions on the voice response system by providing the Holder ID and Holder Code located beside your name on the Proxy form on the lower left hand side. If the Holder ID and Holder Code are not on the Proxy, it will be on the back of the flyer enclosed with this material. Instructions are then conveyed by use of the touchtone selections over the telephone; or

(c)

using the internet through the website of the Corporation’s transfer agent at www.computershare.com/proxy. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the Holder ID and Holder Code and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof at which the Proxy is to be used.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Corporation is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Investor Services Inc. "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive."

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Corporation. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Corporation. The VIF will name the same persons as the Corporation’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

REVOCABILITY OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company.  Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon any such deposits the proxy is revoked.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or executive officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value of which 12,175,511 shares are issued and outstanding.  Only holders of common shares are entitled to vote at the Meeting and holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record on January 19, 2009 will be entitled to vote at the Meeting.  To the knowledge of the directors of the Company, no persons own shares carrying more than 10% of the voting rights attached to shares of the Company.

VOTING

Under the provisions of the British Columbia Business Corporations Act, a simple majority of the voting shareholders present at the Meeting, in person or by proxy, provided a quorum is present, is required to pass an ordinary resolution; a two-thirds majority of the voting shareholders present at the Meeting, in person or by proxy, is required to pass a special resolution.  The persons named in the accompanying proxy form will be voting in favor of all of the resolutions presented at the Meeting, ordinary and special, unless otherwise directed.

FIX THE NUMBER OF DIRECTORS AT FOUR

The shareholders will be asked to consider, and if thought fit, to pass an ordinary resolution setting the number of directors of the Company at four or such increase as authorized by the Articles of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each Annual General Meeting and hold offices until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the proxy will be voted for the nominees herein listed, all of whom are presently members of the Board of Directors.  Management of the Company proposes to nominate each of the following persons for the election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows.

Name and Municipality of Residence and Position with the Company	Director/Officer Since	Principal Occupation for the Past Five Years	Common Shares Beneficially Owned Directly or Indirectly (1)
Dale McClanaghan, MBA Vancouver, BC Director, President and CEO	February 15, 2005	President and CEO of VanCity Enterprises Ltd. from June 1995 to December 2001; Founder, Director and CFO of Inland Explorations Ltd., December 2006 to present.	750,000
Allan Anderson, MBA (2) North Vancouver, BC Director and CFO	April 25, 2005	Treasury Manager for BC Hydro from 1999 to 2003; Risk Manager, Enterprise Risk for BC Hydro since 2003 to 2008; and Acting Chief Risk Officer, BC Hydro 2008 to the present.	12,000
Lindsay Bottomer (2) North Vancouver, BC Director	February 15, 2005	VP Corporate Development of Entrée Gold Inc. from November 2005 to present; Director of Entrée Gold Inc. from June 2002 to present; Director of Yale Resources Ltd. from December 2005 to present;, Director of Rochester Resources Ltd. from January 2007 to present; Director of Armadillo Resources Ltd. from July 2007 to present; Director of Richfield Ventures Corp. from November 2007 to present; Director of Astorius Resources Ltd. from December 2007 to present; Director of Zenith Industries Corp. from March 2008 to present; Director of Inland Explorations Ltd. December 2006 to present.	45,000
Scott Steeds Vancouver, BC Director	February 15, 2005	Founder and Director of BCM Resources Corporation; Founder, Director and CEO of Inland Explorations Ltd. from December 2006 to present.	750,000

(1)

Does not include options to purchase Common Shares held by directors and officers. See “Equity Compensation Plan Information”.

(2)

Denotes a member of the Audit Committee of the Company

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular, has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemptions under the securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

.

STATEMENT OF EXECUTIVE COMPENSATION

The Company has had two executive officers who have held office during the Company’s first partial and last 3 full financial years.  Particulars of compensation paid to the Company’s executive officers is set out in the table below for all executive officers receiving total compensation in excess of $100,000 during any of that time. Also refer to the section of this Information Circular entitled “Remuneration of Management and Others”.

SUMMARY COMPENSATION TABLE

			Annual Compensation		Long Term Compensation
					Awards	Awards	Payouts
Name and Principal Occupation	Fiscal Year Ended Aug. 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option / SAR’s Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
Dale McClanaghan President and CEO	2006 2007 2008	30,000 42,500 65,000	Nil	N/A	50,000 225,000 Nil	N/A	N/A	N/A
Allan Anderson, CFO	2006 2007 2008	Nil	Nil	N/A	50,000 Nil Nil	N/A	N/A	N/A

Dale McClanaghan is employed by the Company as President and CEO.  Please see section on “Remuneration of Management and Others”.  Allan Anderson was not employed by the Company or any subsidiary of the Company.

AGGREGATE OPTION/SAR EXERCISES DURING THE

MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL

YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Realized Value ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End (#) Exercisable/
Dale McClanaghan	Nil	Nil	275,000(1)	Nil
Allan Anderson	Nil	Nil	50,000(1)	Nil

(1)  All options are currently exercisable.

REMUNERATION OF MANAGEMENT AND OTHERS

•

DIRECT REMUNERATION

The aggregate direct remuneration paid by the Company and its subsidiaries to the President during the last completed fiscal year of the Company was $65,000.  A Director that provided management services received $65,000 in direct compensation during the fiscal year.

•

PENSION BENEFITS

The directors and senior officers of the Company do not participate in any pension or retirement plan.

•

OTHER REMUNERATION

No remuneration other than set forth above, either directly or indirectly, has been paid or is payable by the Company and its subsidiaries to the directors and senior officers of the Company during the last completed fiscal year of the Company, nor is any such remuneration proposed to be made in the future, save as disclosed herein and those funds paid to Directors to offset normal expenses incurred in carrying out their duties.

•

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the "Plan").  The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options may be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares.

(a)

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by securityholders	910,000	$0.85 per share	307,551
Equity compensation plans not approved by securityholders	N/A		N/A
Total	910,000	>$0.85 per share	307,551

Shareholder approval will be sought to the granting to the directors and employees of the Company of incentive stock options to purchase common shares in the capital stock of the Company, including any amendments thereto, for such periods, in such amounts and at such prices per share as agreed upon and at the discretion of the Board of Directors, in accordance with the policies of the TSX Venture Exchange and upon the terms and conditions subject to the approval of the regulatory authorities.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors and senior officers of the Company, proposed nominees for the election, or associates of such persons is, or has been, indebted to the Company or its subsidiaries in an amount in excess of $5,000 at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Save and except for the foregoing, or as disclosed elsewhere in this information circular, since August 31, 2008, being the commencement of the last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has a material affect or which will materially affect the Company or any of its subsidiaries:

(a)

any director or senior officer of the Company;

(b)

any proposed nominee for election as a director of the Company;

(c)

any member holding, directly or indirectly, more than 10% of the voting rights attached to all shares of the Company; and

(d)

any associate or affiliate of the foregoing persons.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of DeVisser Gray, Chartered Accountants, of 401-905 West Pender St., Vancouver, BC, V6C 1L6 as auditor of the Company to hold office until the close of the next Annual General Meeting of the Company.

AUDIT COMMITTEE

Charter and Composition of the Audit Committee

The text of the audit committee's charter is attached hereto as Schedule "A". The members of the audit committee of the Company are Allan Anderson and Lindsay Bottomer. All such members are financially literate and independent members of the audit committee, as such terms are defined in Multilateral Instrument 52-110 Audit Committees (“MI 52-110"), save for Allan Anderson who is the CFO of the Company and therefore a non-independent member of the audit committee.

Relevant Education and Experience

Mr. Allan Anderson is the CFO of the Company. He has a Masters of Business Administration degree. He has gained financial literacy through his many years of business experience in risk management, treasury management and corporate banking. Mr. Lindsay Bottomer has many years of experience as a geologist, in management of mineral exploration companies and as a director of other public companies.

Each audit committee member has had extensive experience reviewing financial statements. Each member has an understanding of the Company's business and has an appreciation for the relevant accounting principles for that business.

Audit Committee Oversight

At no time since the commencement of the Company's financial year ended August 31, 2007 was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The audit committee of the Company has adopted specific policies and procedures for the engagement of non-audit services as described in the audit committee's charter attached hereto as Schedule "A".

Reliance on Certain Exemptions

At no time since the commencement of the Company's financial year ended August 31, 2008 has the Company relied on the exemption provided under section 2.4 of MI 52-110 (De minimis Non-audit Services) or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

However, the Corporation is not required to comply with Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of MI 52-110 given that it is a venture issuer as defined in MI 52-110.

External Auditor Service Fees

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
August 31, 2008	$19,000.00	$ nil	$2,650.00	$ nil
August 31, 2007	$18,000.00	$ nil	$1,080.00	$ nil

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors (the "Board"), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company's general approach to corporate governance, summarized below, is appropriate and substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada adopted by the Canadian Securities Administrators (the "National Guidelines").

Board of Directors

Structure and Compensation

The Board is currently composed of four directors.

The National Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, the National Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder. Of the proposed nominees, one is considered by the Board to be "unrelated" within the meaning of the TSX.V Guidelines (being Mr. Lindsay Bottomer) and three are "insiders" or management directors and accordingly considered to be "related" (being Mr. Dale McClanaghan, Mr. Scott Steeds and Mr. Allan Anderson). In assessing the TSX.V Guidelines and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

Mandate of the Board

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the board oversees the management of the Company's affairs directly and through its committees. In fulfilling its mandate, the Board, among other matters, is responsible depending on the particular circumstances of the Company for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board meets quarterly to review, among other things, the performance of the Company. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters as circumstances require.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Compensation

The directors decide as a Board the compensation for the Company's directors and CEO, based on industry standards and the Company's financial situation.  The directors currently do not receive any remuneration for their acting in such capacity.

Other Directorships

The following directors are also currently directors of other reporting issuers, other than the Company:

Director	Reporting Issuer
Lindsay Bottomer	Entrée Gold Inc. Yale Resources Ltd. Rochester Resources Ltd Armadillo Resources Ltd. Richfield Ventures Corp. Astorius Resources Ltd. Zenith Industries Corp.

Other Matters

The Board has not adopted any formal steps to orient new board members. The Board's continuing education is typically derived from correspondence with the Corporation's legal counsel to remain up to date with developments in relevant corporate and securities' law matters. The Board has not adopted guidelines or attempted to quantify or stipulate steps to encourage and promote a culture of ethical business conduct; but does promote ethical business conduct through the nomination of board members it considers ethical, through avoiding or minimizing conflicts of interest, and by having a sufficient number of its board members independent of corporate matters.

The Board has not established any committees other than its audit committee. All decisions are made by full board of director meetings or consent resolutions.

Neither the Corporation nor the Board has determined formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of an individual director is informally monitored by the other Board members, having in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Company feels its corporate governance practices are appropriate and effective for the Company, given its relatively small size and limited operations. The Company's method of corporate governance allows for the Company to operate efficiently, with simple checks and balances that control and monitor management and corporate functions without excessive administrative burden.

PARTICULARS OF MATTERS TO BE ACTED UPON

STOCK OPTION PLAN

The Company presently has in place a "rolling" stock option plan (the "Plan") whereby the Company is authorized to grant stock options of up to 10% of its issued and outstanding shares, from time to time. The TSX Venture Exchange requires listed companies that have "rolling" stock option plans in place to receive shareholder approval to such plan on a yearly basis at the Company's annual general meeting.  As such, shareholders will be asked to consider, and if thought fit to approve a resolution ratifying and approving the Company's existing Plan.

ACTS AND DEEDS SINCE THE LAST ANNUAL GENERAL MEETING

The shareholders will be asked to approve, by way of an ordinary resolution, the acts and deeds undertaken by the directors of the Company since the last Annual General Meeting of the Company.  The persons named in the accompanying proxy form will vote for this resolution unless otherwise directed.

OTHER MATTERS

Management is not, at this time, aware of any matter to be presented at the meeting other than the items set forth in the Notice.  If other matters are properly brought before the Meeting, it is the intention of the persons named in the proxy to vote the proxy on such matters in accordance with their judgment unless their authority is with held.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Corporation for the year ended August 31, 2008 and in the related management discussion and analysis and filed on www.sedar.com.

Additional information relating to the Corporation is filed on www.sedar.com and is available upon request from the President of the Company at  Suite 550 – 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1. Copies of documents will be provided free of charge to security holders of the Corporation. The Corporation may require the payment of a reasonable charge from any person or company who is not a security older of the Corporation, who requests a copy of any such document.

DATED the 20th day of January, 2009, Vancouver, British Columbia.

 BCM RESOURCES CORPORATION

“Dale McClanaghan”

President and CEO

SCHEDULE “A”

BCM RESOURCES CORPORATION
(the “Company”)

AUDIT COMMITTEE CHARTER

Mandate

The audit committee will assist the board of directors (the “Board”) in fulfilling its financial oversight responsibilities.  The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process.  In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors.  To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the Company’s business, operations and risks.

Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company.  The audit committee will consist of a minimum of three directors.

Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

Expertise of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee.  At least one member of the committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine.  The audit committee shall meet at least annually with the Company’s Chief Financial Officer and external auditors in separate executive sessions.

Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures.  In carrying out this duty, the audit committee shall:

recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

review and recommend to the Board the compensation to be paid to the external auditors; and

review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards.

Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company.  In carrying out this duty, the audit committee shall:

evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company; and

ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of  fraud, illegal acts or deficiencies in internal controls.

Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public.  In carrying out this duty, the audit committee shall:

General

review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

review management’s discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

review and approve the interim financial statements prior to their release to the public; and

review management’s discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services,  provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

The audit committee may satisfy the  requirement for the pre-approval of non-audit services if:

the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

The audit committee may also satisfy the  requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

the pre-approval policies and procedures are detailed as to the particular service;

the audit committee is informed of each non-audit service; and

the procedures do not include delegation of the audit committee's responsibilities to management.

Other Responsibilities

The audit committee shall:

establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

review the policies and procedures in effect for considering officers’ expenses and perquisites;

perform other oversight functions as requested by the Board; and

review and update this Charter and receive approval of changes to this Charter from the Board.

Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties;

set and pay the compensation for any advisors employed by the audit committee; and

communicate directly with the internal and external auditors.

Guidance – Roles & Responsibilities

The following guidance is intended to provide the Audit Committee members with additional guidance on fulfillment of their roles and responsibilities on the committee:

Internal Control

evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown; and

gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

Financial Reporting

General

review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements; and

ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

understand industry best practices and the Company’s adoption of them.

Annual Financial Statements

Review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades its shares;

pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

consider management’s handling of proposed audit adjustments identified by the external auditors; and

Ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Company’s operations and financing practices;

generally accepted accounting principles have been consistently applied;

there are any actual or proposed changes in accounting or financial reporting practices;

there are any significant or unusual events or transactions;

the Company’s financial and operating controls are functioning effectively;

the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

the interim financial statements contain adequate and appropriate disclosures.

Compliance with Laws and Regulations

periodically obtain updates from management regarding compliance with this policy and industry “best practices”;

be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

Review the findings of any examinations by securities regulatory authorities and stock exchanges.

Other Responsibilities

Review, with the Company’s counsel, any legal matters that could have a significant impact on the Company’s financial statements.